UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D. C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 1)*

RADIUS GLOBAL INFRASTUCTURE, INC.

(Name of Issuer)

Common Stock, par value $.0001

(Title of Class of Securities)

750481103

(CUSIP Number of Class of Securities)

David J. Snyderman

Magnetar Capital LLC

1603 Orrington Ave.

Evanston, Illinois 60201

(847) 905-4400

(Name, Address and Telephone Number of Person Authorized
to Receive Notices and Communications)

September 21, 2023

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a Statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D and is filing this Schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 240.13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 750481103	SCHEDULE 13D	Page 2 of 10

1.	NAME OF REPORTING PERSON:
Magnetar Financial LLC
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☐
(b) ☒
3.	SEC USE ONLY
4.	SOURCE OF FUNDS
OO
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER
0
	8.	SHARED VOTING POWER
0
	9.	SOLE DISPOSITIVE POWER
0
	10.	SHARED DISPOSITIVE POWER
0

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
0
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
0%
14.	TYPE OF REPORTING PERSON
IA; OO

CUSIP No. 750481103	SCHEDULE 13D	Page 3 of 10

1.	NAME OF REPORTING PERSON:
Magnetar Capital Partners LP
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☐
(b) ☒
3.	SEC USE ONLY
4.	SOURCE OF FUNDS
OO
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER
0
	8.	SHARED VOTING POWER
0
	9.	SOLE DISPOSITIVE POWER
0
	10.	SHARED DISPOSITIVE POWER
0

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
0
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
0%
14.	TYPE OF REPORTING PERSON
HC; OO

CUSIP No. 750481103	SCHEDULE 13D	Page 4 of 10

1.	NAME OF REPORTING PERSON:
Supernova Management LLC
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☐
(b) ☒
3.	SEC USE ONLY
4.	SOURCE OF FUNDS
OO
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER
0
	8.	SHARED VOTING POWER
0
	9.	SOLE DISPOSITIVE POWER
0
	10.	SHARED DISPOSITIVE POWER
0

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
0
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
0%
14.	TYPE OF REPORTING PERSON
HC; OO

CUSIP No. 750481103	SCHEDULE 13D	Page 5 of 10

1.	NAME OF REPORTING PERSON:
David J. Snyderman
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☐
(b) ☒
3.	SEC USE ONLY
4.	SOURCE OF FUNDS
OO
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION
United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER
0
	8.	SHARED VOTING POWER
0
	9.	SOLE DISPOSITIVE POWER
0
	10.	SHARED DISPOSITIVE POWER
0

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
0
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
0%
14.	TYPE OF REPORTING PERSON
HC; IN

SCHEDULE 13D

This Amendment No. 1 (“Amendment No. 1”) relates to the Statement of Beneficial Ownership on Schedule 13D filed jointly by Magnetar Financial LLC, a Delaware limited liability company (“Magnetar Financial”), Magnetar Capital Partners LP, a Delaware limited partnership (“Magnetar Capital Partners”), Supernova Management LLC, a Delaware limited liability company (“Supernova Management”), and David J. Snyderman (“Mr. Snyderman”) with the SEC on March 8, 2023, (as amended by this Amendment No. 1, the “Schedule 13D”). This Amendment No. 1 is being filed to report that the Reporting Persons are no longer beneficial owners of more than 5% of the Shares. The filing of this Amendment No. 1 represents the final amendment to this Schedule 13D and constitutes an exit filing for the Reporting Persons.

This Statement relates to Shares held for the accounts of each of (i)  Magnetar PRA Master Fund Ltd, a Cayman Islands exempted company (“PRA Master Fund”), and (ii) Magnetar Systematic Multi-Strategy Master Fund Ltd, a Cayman Islands exempted company, (“Systematic Master Fund, and (iii) Magnetar Relative Value Master Fund, a Cayman Islands exempted company, (“Relative Value Master Fund”), and (iv) a Separate Account (“Separate Account”), collectively (the “Funds”).

Except as set forth below, all Items of the Schedule 13D remain unchanged. All capitalized terms not otherwise defined herein shall have the meanings ascribed to such terms in the Schedule 13D.

ITEM 4.	PURPOSE OF TRANSACTION

Item 4 of the Schedule 13D is hereby amended to add the following information for updating:

Since the filing of the Schedule 13D on March 8, 2023, the Reporting Persons purchased 563,505 shares between March 8, 2023 and September 20, 2023 reported herein which consists of (i) 305,273 Shares purchased for the benefit of PRA Master Fund, and (ii) 116,115 Shares purchased for the benefit of Systematic Master Fund, and (iii) 8,539 Shares purchased for the benefit of a Separate Account, and (iv) 133,578 Shares purchased for the benefit of Relative Value Master Fund.

Since the filing of the Schedule 13D on March 8, 2023, the Reporting Persons sold 311,347 shares between March 8, 2023 and September 20, 2023 reported herein which consists of (i) 237,731 Shares sold for the benefit of PRA Master Fund, and (ii) 70,714 Shares sold for the benefit of Systematic Master Fund, and (iii) 2,902 Shares sold for the benefit of Relative Value Master Fund.

On September 21, 2023 Issuer consummated a merger (the “Merger”) pursuant to which each issued and outstanding Share was automatically converted into the right to receive, $15.00, without interest. In connection with the Merger, the Reporting Persons’ 5,746,758 Shares, which consisted of 871,117 Shares converted for the benefit of Systematic Master Fund; 7,736,436 Shares converted for the benefit of PRA Master Fund; 8,539 Shares converted for the Separate Account; and 130,676 Shares converted for the benefit of Relative Value Master Fund were cancelled and converted into the right to receive $15.00 in cash, without interest.

ITEM 5.	INTEREST IN SECURITIES OF THE ISSUER

Item 5(a)-(c) and (e) of the Schedule 13D is hereby amended to add the following information for updating:

(a)            As of the closing of the Merger on September 21, 2023, each of the Reporting Persons may have been deemed to have beneficial ownership of 0 Shares.

(b)            As of the closing of the Merger on September 21, 2023, each of the Reporting Persons may have been deemed to share the power to vote and direct the disposition of 0 Shares, which represented beneficial ownership of 0% of the Shares.

(c)            The response to Item 4 of this Amendment No. 1 is incorporated herein by reference. Except as set forth on Schedule B and Schedule C attached hereto and Item 4, the Funds had no transactions in the Shares since the filing of Schedule 13D on March 8, 2023.

(d)  As of September 21, 2023, the Reporting Persons ceased to be beneficial owners of more than five percent of the Shares.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:	September 25, 2023

magnetar financial llc

By: Magnetar Capital Partners LP, its Sole Member
By: Supernova Management LLC, its General Partner

		By:	/s/ Hayley A. Stein
		Name:	Hayley A. Stein
		Title:	Attorney-in-fact for David J. Snyderman, Manager of Supernova Management LLC

magnetar capital partners LP

By: Supernova Management LLC, its General Partner

		By:	/s/ Hayley A. Stein
		Name:	Hayley A. Stein
		Title:	Attorney-in-fact for David J. Snyderman, Manager of Supernova Management LLC

supernova management llc

		By:	/s/ Hayley A. Stein
		Name:	Hayley A. Stein
		Title:	Attorney-in-fact for David J. Snyderman, Manager

DAVID J. SNYDERMAN

		By:	/s/ Hayley A. Stein
		Name:	Hayley A. Stein
		Title:	Attorney-in-fact for David J. Snyderman

SCHEDULE C

Funds

Date	Number of Shares Purchased	Price Per Share($) (1)(2)
4/6/2023	8,674	14.66000	(3)
4/10/2023	2,100	14.65286	(4)
4/11/2023	14,226	14.65743	(5)
4/12/2023	13,780	14.65137	(6)
4/13/2023	200	14.66000	(7)
4/14/2023	17,018	14.65292	(8)
4/17/2023	64,930	14.65099	(9)
4/18/2023	4,526	14.65124	(10)
5/1/2023	15,327	14.70050	(11)
5/2/2023	17,008	14.70871	(12)
5/3/2023	38,335	14.70504	(13)
5/4/2023	2,928	14.70421	(14)
5/5/2023	961	14.71000	(15)
5/8/2023	8,207	14.69811	(16)
5/9/2023	1,300	14.67589	(17)
5/11/2023	1,636	14.71449	(18)
5/15/2023	1,736	14.71361	(19)
5/16/2023	3,299	14.70589	(20)
5/17/2023	33	14.72000	(21)
5/31/2023	26	14.78000	(22)
6/1/2023	121	14.77438	(23)
6/2/2023	919	14.77775	(24)
6/5/2023	97	14.77938	(25)
6/6/2023	1,015	14.79769	(26)
9/8/2023	17,377	14.92781	(27)
9/11/2023	31,500	14.92001	(28)
9/12/2023	62,391	14.81088	(29)
9/13/2023	89,819	14.76131	(30)
9/14/2023	144,016	14.75303	(31)

(1) Excludes commissions and other execution-related costs.

(2) Upon request by the staff of the Securities and Exchange Commission, full information regarding the number of shares bought or sold (as the case may be) at each separate price will be provided.

(3) Reflects a weighted average purchase price of $14.66000 per share, at prices ranging from $14.66 to $14.66 per share.

(4) Reflects a weighted average purchase price of $14.65286 per share, at prices ranging from $14.64 to $14.66 per share.

(5) Reflects a weighted average purchase price of $14.65743 per share, at prices ranging from $14.66 to $14.66 per share.

(6) Reflects a weighted average purchase price of $14.65137 per share, at prices ranging from $14.65 to $14.66 per share.

(7) Reflects a weighted average purchase price of 14.66000 per share, at prices ranging from $14.66 to $14.66 per share.

(8) Reflects a weighted average purchase price of $14.65292 per share, at prices ranging from $14.65 to $14.66 per share.

(9) Reflects a weighted average purchase price of $14.65099 per share, at prices ranging from $14.64 to $14.66 per share

(10) Reflects a weighted average purchase price of $14.65124 per share, at prices ranging from $14.63 to $14.66 per share.

(11) Reflects a weighted average purchase price of $14.70050 per share, at prices ranging from $14.70 to $14.71 per share.

(12) Reflects a weighted average purchase price of $14.70871 per share, at prices ranging from $14.70 to $14.71 per share

(13) Reflects a weighted average purchase price of $14.70504 per share, at prices ranging from $14.69 to $14.71 per share.

(14) Reflects a weighted average purchase price of $14.70421 per share, at prices ranging from $14.69 to $14.71 per share.

(15) Reflects a weighted average purchase price of $14.71000 per share, at prices ranging from $14.71 to $14.71 per share.

(16) Reflects a weighted average purchase price of 14.69811 per share, at prices ranging from $14.69 to $14.71 per share.

(17) Reflects a weighted average purchase price of $14.67589 per share, at prices ranging from $14.67 to $14.68 per share.

(18) Reflects a weighted average purchase price of $14.71449 per share, at prices ranging from $14.69 to $14.72 per share.

(19) Reflects a weighted average purchase price of $14.71361 per share, at prices ranging from $14.69 to $14.72 per share.

(20) Reflects a weighted average purchase price of $14.70589 per share, at prices ranging from $14.69 to $14.71 per share.

(21) Reflects a weighted average purchase price of $14.72000 per share, at prices ranging from $14.72 to $14.72 per share.

(22) Reflects a weighted average purchase price of $14.78000 per share, at prices ranging from $14.78 to $14.78 per share.

(23) Reflects a weighted average purchase price of $14.77438 per share, at prices ranging from $14.77 to $14.78 per share.

(24) Reflects a weighted average purchase price of $14.77775 per share, at prices ranging from $14.77 to $14.78 per share.

(25) Reflects a weighted average purchase price of $14.77938 per share, at prices ranging from $14.77 to $14.78 per share.

(26) Reflects a weighted average purchase price of $14.79769 per share, at prices ranging from $14.80 to $14.80 per share.

(27) Reflects a weighted average purchase price of $14.92781 per share, at prices ranging from $14.93 to $14.93 per share.

(28) Reflects a weighted average purchase price of $14.92001 per share, at prices ranging from $14.87 to $14.93 per share.

(29) Reflects a weighted average purchase price of $14.81088 per share, at prices ranging from $14.66 to $14.90 per share.

(30) Reflects a weighted average purchase price of $14.76131 per share, at prices ranging from $14.69 to $14.86 per share.

(31) Reflects a weighted average purchase price of $14.75303 per share, at prices ranging from $14.64 to $14.89 per share.

SCHEDULE D

Funds

Date	Number of Shares Sold	Price Per Share($) (1)(2)
5/31/2023	29,800	14.79932	(32)
6/1/2023	25,675	14.78660	(33)
6/2/2023	104,207	14.78738	(34)
6/5/2023	22,742	14.78657	(35)
6/6/2023	24,589	14.79615	(36)
6/7/2023	72,622	14.77823	(37)
6/8/2023	31,712	14.79546	(38)

(1) Excludes commissions and other execution-related costs.

(2) Upon request by the staff of the Securities and Exchange Commission, full information regarding the number of shares bought or sold (as the case may be) at each separate price will be provided.

(32) Reflects a weighted average purchase price of $14.79932 per share, at prices ranging from $14.79 to $14.81 per share.

(33) Reflects a weighted average purchase price of $14.78660 per share, at prices ranging from $14.75 to $14.81 per share.

(34) Reflects a weighted average purchase price of $14.78738 per share, at prices ranging from $14.77 to $14.81 per share.

(35) Reflects a weighted average purchase price of $14.78657 per share, at prices ranging from $14.77 to $14.81 per share.

(36) Reflects a weighted average purchase price of $14.79615per share, at prices ranging from $14.78 to $14.81 per share.

(37) Reflects a weighted average purchase price of $14.77823 per share, at prices ranging from $14.76 to $14.80 per share.

(38) Reflects a weighted average purchase price of $14.79546 per share, at prices ranging from $14.77 to $14.82 per share.

EXHIBIT INDEX

Exhibit No.	Description
99.1	Joint Filing Agreement, dated as of September 25, 2023, among the Reporting Persons.
99.2	Power of Attorney, dated as of December 22, 2022 filed by the Reporting Persons on September 25, 2023.